

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

<u>Via E-mail</u>
Mr. Paul G. Reitz
Chief Financial Officer
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

> **RE: Titan International, Inc.**
> **Form 10-K for the Year ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for the Quarter ended March 31, 2013**
> **Filed April 24, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2013**
> **File No. 1-12936**

Dear Mr. Reitz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Item 1 – Business, page 3</u>

<u>Order Backlog, page 9</u>

1. In future filings, please disclose the amounts of backlog for each segment as of the balance sheet date and as of a comparable date in the preceding fiscal year. Please also disclose more precisely the portion of backlog not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K. Please show us supplementally what the revised disclosure will look like.

Item 15 – Exhibits and Financial Statement Schedules, page 43

Exhibit 10.10 Second Amended and Restated Credit Agreement, page 45

2. Refer to comments 11 and three in our letters dated December 1, 2009 and February 24, 2010, respectively. We note that other than Schedule 1.1(a), you have not filed the rest of the schedules and exhibits to the second amended and restated credit agreement. As indicated in our prior comment 11, please file a complete copy of this agreement, including all of the schedules and exhibits, with your next Exchange Act report.

Form 10-Q for the Quarter Ended March 31, 2013

Consolidated Condensed Statements of Comprehensive Income, page 2

3. Please revise future filings to include the disclosures regarding changes in and reclassifications from accumulated other comprehensive income as required by ASC 220-10-45-14A, 220-10-45-17B and ASC 270-10-50-1r. Also refer to ASC 220-10-55-15, ASC 220-10-55-17B and ASC 220-10-55-17E for additional information. Please show us in your supplemental response what your proposed disclosures will look like.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Cash Bonus, page 20

4. Refer to comment 19 in our letter dated December 1, 2009. Your disclosure continues to provide no insight into the compensation committee's decision making process in determining the 2012 bonus amounts for each named executive officer. In this regard, we note that you continue to broadly refer to Mr. Taylor's bonus being based among other things "on the financial results in 2012" and the "roles [that] these executives played in the 2012 financial results and the Planet Group and Titan Europe acquisitions," without identifying the specific elements of corporate performance, as well as individual performance which the committee took in consideration at arriving at specific compensation amounts. Supplementally, please provide us with this disclosure for year 2012 and revise your future filings accordingly.

Stock Awards, page 21

5. With a view towards future disclosure, please tell us how the compensation committee determined the amounts of the 2012 stock awards.

CEO Employment Agreement, page 22

6. We note your disclosure related to the special performance cash award and related "All Other Compensation" disclosure in the summary compensation table. Please tell us and in future filings disclose for which four year period the CEO exercised this award. In this regard, we note the provisions of Section 3 of his employment agreement. In addition, since this is a performance related award, please explain to us how you determined to disclose it as "All Other Compensation." We may have additional comments following the review of your response.

Potential Payments on Change of Control, page 24

7. Refer to disclosure at the end of page 24. In future filings please enhance your disclosure related to the circumstances under which an executive may terminate his employment agreement due to a change in control of the company. In this regard we note the provisions of Section 7.3 of Mr. Taylor's employment agreement.

8. We note that you disclose "Employment agreement obligations due in retirement/termination" here and under the "Retirement or Voluntary/Involuntary Termination of Employment" disclosure on page 25. To better understand what type of payments the executives will receive in connection with a change in control event only, with a view towards future disclosure, please provide us with a break-down of the employment agreement obligations due only in the event of a change in control related termination.

Pension Benefits, page 28

9. On page 23 you disclose that in 2012 Mr. Hackamack and Ms. Holley elected to take the funded retirement benefits prior to retirement. With a view towards future disclosure, please tell us how these executives' election impacted your disclosure obligations pursuant to Item 402(h) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief